Date 10 July 2009
CHILALI CORP. and
RUMER HOLDING LTD.
as Borrowers
and
EMPORIKI BANK OF GREECE S.A.
as Bank

SUPPLEMENTAL AGREEMENT

in relation to a Facility Agreement dated 11 December 2007
for a loan facility of up to US$154,000,000
Piraeus

Index

Clause		Page No
1	INTERPRETATION	2
2	AGREEMENT OF THE BANK	2
3	CONDITIONS PRECEDENT	2
4	REPRESENTATIONS AND WARRANTIES	3
5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS	3
6	FURTHER ASSURANCES	7
7	EXPENSES	8
8	NOTICES	8
9	SUPPLEMENTAL	8
10	LAW AND JURISDICTION	8

THIS AGREEMENT is made on 10 July 2009
BETWEEN
(1)	CHILALI CORP. and RUMER HOLDING LTD. as Borrowers (the “Borrowers”); and

(2)	EMPORIKI BANK OF GREECE S.A. as Bank.
BACKGROUND
(A)	By a facility agreement dated 11 December 2007 (the “Facility Agreement”) and made between the parties hereto the Bank has agreed to make available to the Borrowers a loan of up to US$154,000,000.

(B)	The Borrowers have made a request to the Bank to agree to (a) reduce the loan to US$130,000,000, (b) certain amendments to the Shipbuilding Contracts and (c) amend certain terms of the Facility Agreement, and this Agreement sets out the terms and conditions on which the Bank agrees thereto.
IT IS AGREED as follows:
1	INTERPRETATION
1.1	Defined expressions. Words and expressions defined in the Facility Agreement and the other Security Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Effective Date” means the Banking Day on which all the conditions precedent referred to in Clause 3.1 have been fulfilled by the Borrowers (or waived by the Bank); and

“Facility Agreement” means the Facility Agreement dated 11 December 2007 referred to in Recital (A).

1.3	Application of construction and Interpretation provisions of Facility Agreement. Clauses 1.3, 1.4 and 1.5 of the Facility Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE BANK

2.1	Agreement. The Bank agrees to the amendments to the Facility Agreement set out in Clause 5 on condition that:

2.1.1	it has received the documents and evidence specified in Clauses 3.1 all in form and substance satisfactory to the Bank;

2.1.2	the representations and warranties contained in Clause 4 are true and correct; and

2.1.3	no Default has occurred and is continuing.

2.2	Effective Date. The agreement of the Bank contained in Clause 2.1 shall have effect on and from the Effective Date.

3	CONDITIONS PRECEDENT

3.1	Conditions precedent. The conditions referred to in Clause 2.1 are that the Bank shall have received the following documents:

(a)	Corporate authorities
(i)	Certified Copies of resolutions of the directors and shareholders of each Borrower approving this Agreement and authorising the execution and delivery thereof and performance of its obligations thereunder, additionally certified by an officer of each Borrower as having been duly passed at a duly convened meeting of the directors and shareholders of each Borrower and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals of powers of attorney issued by each Borrower pursuant to such resolutions;
(b)	Certificate of incumbency

a list of directors and officers of each Borrower specifying the names and positions of such persons, certified by an officer of each Borrower to be true, complete and up to date;

(c)	Shipbuilding Contract

supplemental agreements containing amendments to the Shipbuilding Contracts duly executed by the parties thereto, each in a form acceptable to the Bank;

(d)	Existing Charters

Details of the Existing Charters in a form acceptable to the Bank;

(e)	Endorsement

the endorsement at the end of this Agreement signed by the Corporate Guarantor;

(f)	London agent

documentary evidence that the agent for service of process named in Clause 19.2.1 of the Facility Agreement has accepted its appointment in relation to this Supplemental Agreement; and

(g)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Bank may request by notice to the Borrowers prior to the Effective Date.

4	REPRESENTATIONS AND WARRANTIES

4.1	Repetition of Facility Agreement representations and warranties. The Borrowers represent and warrant to the Bank that the representations and warranties in Clause 7 of the Facility Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS

5.1	Specific amendments to Facility Agreement. With effect on and from the Effective Date the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)	by deleting in Clause 1.1 the numbers “USD154,000,000” and replacing them with the numbers “USD130,000,000”;

(b)	by adding in Clause 1.2 thereof the following:

“Charter Insurance Assignment” means a first priority assignment of the Charter Insurances executed or to be executed by such named insured as the Bank may require in favour of the Bank, in such form as the Bank may in its sole discretion require;

“Charter Insurances” means all policies and contracts of insurance which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the relevant Owner in respect of loss of charter earnings and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Existing Charters” means, together:
(i)	the time charterparty in respect of Vessel A as shall have been notified to the Bank and accepted by it in writing for the purposes of this Agreement; and

(ii)	the time charterparty in respect of Vessel B made between the relevant Owner and Hestia Shipping Ltd of Malta (“Hestia”); and

(iii)	the sub-time charterparty in respect of Vessel B as shall have been notified to the Bank and accepted by it in writing for the purposes of this Agreement;
(c)	by adding in the definition of “Charter Assignment” in Clause 1.2 after the words “specific assignment of” the words “each Existing Charter and”;

(d)	by deleting the definition of “Margin” in Clause 1.2 and replacing it with the following:

““Margin” means, in respect of each Tranche, up to and including 25 June 2009, 0.80% per annum and thereafter, 1.75% per annum”;

(e)	by deleting the definition of “Required Security Amount” in Clause 1.2 and replacing it with the following:

“Required Security Amount” means the amount in USD (as certified by the Bank) which is at any relevant time (i) for the first and second years following the first Delivery Date, 100% of the Loan, (ii) for the third, fourth and fifth years following the first Delivery Date, 115% of the Loan and (iii) thereafter, 125% of the Loan”;

(f)	by adding the Charter Insurance Assignment to the list of “Security Documents” in Clause 1.2 and by adding Hestia in the definition of “Security Party”;

(g)	by deleting from the definitions of “Tranche A” and Tranche B” the numbers “USD77,000,000” and replacing them with “USD65,000,000”;

(h)	by deleting in Clause 2.1 the numbers “USD154,000,000” and “USD77,000,000” and replacing them with “USD130,000,000” and “USD65,000,000” respectively;

(i)	by deleting Clause 2.3.1 and replacing it with the following:
2.3.1	“The principal amount specified in each Drawdown Notice for borrowing on the Drawdown Dates shall, subject to the terms of this Agreement, not exceed:
(a)	in respect of Tranche A:

(i)	USD8,510,000 in respect of the instalment payable by Chilali to the Builder under the Vessel A Shipbuilding Contract on the date falling 5 Banking Days after issue of the Vessel A Refund Guarantee;

(ii)	USD8,510,000 in respect of the instalment payable by Chilali to the Builder under the Vessel A Shipbuilding Contract on the day falling 5 months after payment of the first instalment under the Vessel A Shipbuilding Contract;

(iii)	USD15,480,000 payable by Chilali to the Builder under the Vessel A Shipbuilding Contract in respect of the keel-laying instalment;

(iv)	USD16,070,000 payable by Chilali to the Builder under the Vessel A Shipbuilding Contract in respect of the launching instalment (or, if the same has already been paid to the Builder, then such amount shall be paid to Chilali); and

(v)	the least of:
(A)	USD16,070,000,

(B)	such amount as when added to the already drawn Advances in respect Tranche A will be equal 70% of the Valuation Amount of Vessel A but calculcated to take into account the Existing Charter in respect thereof on a with-charter basis (notwithstanding the provisions of clause 8.2.2); and

(C)	such amount as when added to the already drawn Advances in respect of Tranche A will be equal 90% of the Valuation Amount of Vessel A as at her Delivery Date provided that the Bank may advance more than 90% of the Valuation Amount of Vessel A as at her Delivery Date an amount equal to such excess is deposited in the Retention Account.
(c)	in respect of Tranche B:
(i)	USD8,510,000 in respect of the instalment payable by Rumer to the Builder under the Vessel B Shipbuilding Contract on the date falling 10 Banking Days after issue of the Vessel B Refund Guarantee;

(ii)	USD8,510,000 in respect of the instalment payable by Rumer to the Builder under the Vessel B Shipbuilding Contract on the day falling 5 months after payment of the first instalment under the Vessel B Shipbuilding Contract;

(iii)	USD17,020,000 payable by Rumer to the Builder under the Vessel B Shipbuilding Contract in respect of the steel-cutting instalment;

(iv)	USD15,480,000 payable by Rumer to the Builder under the Vessel B Shipbuilding Contract in respect of the keel-laying instalment; and

(iv)	the least of:
(A)	USD15,480,000,

(B)	such amount as when added to the already drawn Advances in respect Tranche B will be equal 70% of the Valuation Amount of Vessel B but calculated to take into account the Existing Charter in respect thereof; and

(C)	such amount as when added to the already drawn Advances in respect of Tranche B will be equal 90% of the Valuation Amount of Vessel B as at her Delivery Date provided that the Bank may advance more than 90% of the Valuation Amount of Vessel B as at her Delivery Date an amount equal to such excess is deposited in the Retention Account.
(d)	by deleting Clause 4.1.1 and replacing it with the following:

“4.1.1. Subject as otherwise provided in this Agreement, the Borrowers must repay each Tranche by 20 installments, one such installment to be repaid on each of the Repayment Dates and the balloon installment referred to hereafter will also be repaid on the relevant final Repayment Date. Subject to the provisions of this Agreement, the amount of:
(i)	the first 10 instalments will be USD3,000,000 each;

(ii)	the next 10 instalments will be USD2,000,000 each; and

(iii)	the final, balloon instalment, will be USD15,000,000.

If either Tranche is less than USD65,000,000, the amount of each repayment instalment (including the balloon instalment) for that Tranche shall be reduced proportionately.”
(e)	by deleting in line 2 of Clause 5.1.2 the words “until the end of the Drawdown Period” and by adding in line 5 of the same Clause after the words “(0.2%) per annum” the words “up to and including 25 June 2009 and thereafter, until the end of the Drawdown Period at the rate of zero point five per cent (0.5%) per annum;

(f)	by deleting from Schedule 1 the numbers “USD154,000,000” and replacing them with the numbers“USD130,000,000”;

(g)	by adding at the end of Part F of Schedule 3 new sub-clauses as follows:
“(u)	Charter Insurance Assignment

The Charter Insurance Assignment duly executed by such named insured in respect of the Charter Insurances as the Bank requires, together with all notices required to be delivered by the terms thereof; and

(v)	Insurance and insurance opinion
a letter of undertaking or acknowledgement (addressed to the Bank) of notice of assignment from the insurers in respect of the Charter Insurances.”

(h)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.
5.2	Amendments to Security Documents. With effect on and from the Effective Date each of the Security Documents other than the Facility Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)	the definition of, and references throughout each of the Security Documents to, the Facility Agreement and any of the other Security Documents shall be construed as if the same referred to the Facility Agreement and those Security Documents as amended and supplemented by this Agreement; and

(b)	by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement.

5.3	Security Documents to remain in full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by:

(a)	the amendments to the Security Documents contained or referred to in Clauses 5.1 and 5.2; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

6	FURTHER ASSURANCES

6.1	Borrowers’ obligation to execute further documents etc. The Borrowers shall, and shall procure that any other party to any Security Document shall:

(a)	execute and deliver to the Bank (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Bank may, in any particular case, specify,

(b)	effect any registration or notarisation, give any notice or take any other step, which the Bank may, by notice to the Borrowers or other party, reasonably specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances. Those purposes are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Bank intended should be created by or pursuant to the Facility Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.

6.3	Terms of further assurances. The Bank may specify the terms of any document to be executed by the Borrowers or any other party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent reasonably considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrowers shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5	Additional corporate action. At the same time as each Borrower or any other party delivers to the Bank any document executed under Clause 6.1(a), such Borrower or such other party shall also deliver to the Bank a certificate signed by 2 of each Borrower’s or that other party’s directors which shall:

(a)	set out the text of a resolution of each Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Bank; and

(b)	state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under each Borrower’s or that other party’s articles of association or other constitutional documents.

7	EXPENSES

7.1	Expenses. The provisions of Clause 5 (Commitment Commission, Fees and Expenses) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	NOTICES

8.1	General. The provisions of Clause 16 (Notices) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

10.2	Incorporation of the Facility Agreement provisions. The provisions of Clauses 18 and 19 (Governing Law and Jurisdiction) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by TODD JOHNSON	)	/s/ Todd Johnson
for and on behalf of	)
CHILALI CORP.	)
(as Borrower under and pursuant to	)
a power of attorney dated 30th June 2009))
in the presence of ROBIN PARRY	)	/s/ Robin Parry

SIGNED as a deed by TODD JOHNSON	)	/s/ Todd Johnson
for and on behalf of	)
RUMER HOLDING LTD.	)
(as Borrower under and pursuant to	)
a power of attorney dated 30 June 2009))
in the presence of ROBIN PARRY	)	/s/ Robin Parry

SIGNED by CHRISTINA MARGELOU and CHRYSSA VOULGARE	) )	/s/ Christina Margelou /s/ Chryssa Voulgare
for and on behalf of
EMPORIKI BANK OF GREECE S.A.	)
(as Bank) in the presence of VICTORIA LIAOU	)	/s/ Victoria Liaou

We as of 10 July 2009 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Supplemental Agreement and agree in all respects to the same and confirm that the Security Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Facility Agreement (as amended by the Supplemental Agreement) and shall, without limitation, secure the Loan.

/s/ Villy Papaefthymiou

Villy Papaefthymiou
For and on behalf of NAVIOS MARITIME HOLDINGS INC.